Filed by Wintrust Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: HPK Financial Corporation

Wintrust Exchange Act File No.: 001-35077

The following is a letter distributed by HPK Financial Corporation to its stockholders on October 1, 2012:

[Letterhead of HPK Financial Corporation]

October 1, 2012

Dear Shareholder,

On Tuesday, September 18, 2012, we entered into an Agreement and Plan of Merger with Wintrust Financial Corporation, to merge HPK Financial Corporation, the parent company of Hyde Park Bank and Trust Company, with and into a merger subsidiary of Wintrust. This transaction is the result of several months of negotiation, after our Board of Directors determined that Wintrust provided the best strategic opportunity for the stockholders of our company.

Subject to possible adjustment depending on HPK’s equity at closing, the aggregate purchase price will be approximately $27.5 million. In the merger, shares of HPK common stock outstanding will be converted into the right to receive merger consideration paid in a combination of cash and shares of Wintrust common stock. Our stockholders will have an opportunity to elect to receive cash or stock or both, subject to a limitation on the total amount of cash and stock available.

Our Board of Directors determined that this proposed transaction with Wintrust is the best strategic alternative at this time for our stockholders. Our reasons for pursuing the merger, and a complete description of the proposed merger and a description of Wintrust’s organization and business, will be distributed at a later date to stockholders in a proxy statement/prospectus. We anticipate that this will be mailed to stockholders in the fourth quarter of 2012.

The transaction is subject to approval by banking regulators and certain closing conditions, including the approval of our stockholders, and is expected to close late in the fourth quarter of 2012. One of the other closing conditions we are required to meet is to maintain our stockholders’ equity above a minimum number. To preserve equity, we will not be declaring a dividend on our common stock at this time. We believe this decision will help us meet the closing condition contained in the merger agreement and complete the transaction with Wintrust.

As always, I would like to thank you for your past commitment, and suggest you contact Pat Barrett or me with any questions.

Sincerely,

Tim Goodsell

President

HPK Financial Corporation	October 1, 2012
Shareholders	Page 2

Additional Information and Where to Find It

Wintrust Financial Corporation (“Wintrust”) intends to file with the Securities and Exchange Commission a registration statement on Form S-4, and HPK Financial Corporation (“HPK”) expects to mail a proxy statement/prospectus to its stockholders, containing information about the proposed transaction. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Wintrust, HPK and the proposed merger. In addition to the registration statement to be filed by Wintrust and the proxy statement/prospectus to be mailed to the stockholders of HPK, Wintrust files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other relevant documents (when they become available) and any other documents filed with the Securities and Exchange Commission at its website at www.sec.gov.

Participants in the Solicitation

Wintrust, HPK and their respective officers and directors may be deemed to be participants in the solicitations of proxies from the stockholders of HPK with respect to the transactions contemplated by the proposed merger. Information regarding Wintrust’s officers and directors is included in its proxy statement for its 2012 annual meeting of stockholders filed with the Securities and Exchange Commission on April 24, 2012. A description of the interests of the directors and executive officers of Wintrust and HPK in the merger will be set forth in proxy statement/prospectus and other relevant documents filed with the Securities and Exchange Commission when they become available.